CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747


March 5, 2008


Mark Kronforst
Accounting Branch Chief
US Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Dear Mr. Kronforst:

We have received your letter dated February 20, 2008, and provide the following response thereto:

Form 10-K for Fiscal Year Ended October 31, 2007

Item 8. Financial Statements and Supplementary Data

Note 4. Investment in and Related Party Transactions with Digital Info Security Co., Inc., page F-15

Comment: We note your disclosure that your investment in DISC is recorded at cost. Please tell us how you considered paragraph 3(a) of SFAS 115 with respect to this investment.

Response: Digital Info Security Co. Inc. ("DISC-CO") was incorporated in
          Colorado in October 2004 and commenced operations in April 2005. In 2006, CopyTele acquired an aggregate of 12,200,000 shares of DISC-CO's common stock in private transactions. DISC-CO's common stock was not registered under the Securities Exchange Act of 1934 ("Exchange Act"). In March 2007, DISC-CO merged with an inactive Delaware company formerly known as Teardrop Golf Company ("DISC-DE"). CopyTele's understanding is that DISC-DE survived the merger. Teardrop Golf Company's common stock was quoted on the Pink Sheets, but it had filed a Form 15 in January 2007 to terminate the registration of its securities under the Exchange Act. After the merger, DISC-DE stock has continued to be traded on the Pink Sheets. According to DISC-DE's most recent public financial report, as of September 30, 2007 we held approximately 12% of the outstanding common stock of DISC-DE.

          The DISC-DE stock held by CopyTele is restricted stock and cannot be sold or otherwise disposed of in the absence of either a registration statement under the Securities Act of 1933 ("Securities Act") or an exemption from the registration provisions of the Securities Act. Because CopyTele acquired its shares of DISC-DE stock in the merger between DISC-CO and DISC-DE, Rule 144 is not available for the sale of CopyTele's DISC-DE stock until the one-year anniversary of the merger, on March 28, 2008. Because CopyTele may be an affiliate of DISC-DE due to its ownership of approximately 12% of the outstanding common stock of DISC-DE, in order for CopyTele to sell or dispose of the DISC-DE stock under Rule 144 on or after the one-year anniversary of the merger, all of the requirements of Rule 144 must be satisfied, including the current public information requirements set forth in Rule 144(c). DISC-DE is not currently subject to the reporting requirements of the Exchange Act, and, accordingly, it must satisfy the current public information requirements set forth in Rule 144(c)(2), which states that the issuer must make the information required by Rule 15c2-11 under the Exchange Act publicly available. Currently, certain of the information set forth in Rule 15c2-11 does not appear to be publicly available, such as the nature and extent of its facilities, the names of the members of its board of directors, and information about whether any broker-dealers are affiliates of it. CopyTele is unable to predict whether DISC-DE will be in compliance with the public information requirements of Rule 144(c)(2) in the future.

          SFAS 115 states that restricted stock does not meet the definition of paragraph 3(a), except that any portion of a security that "can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144 or similar rules of the SEC, is not considered restricted." Because we do not believe that the restricted DISC-DE common stock held by CopyTele can be reasonably expected to qualify for sale within one year for the reasons stated above, we do not believe that the fair value of the investment in DISC-DE is readily determinable.

CopyTele acknowledges that:

     o CopyTele is responsible for the adequacy and accuracy of the disclosure in its filings;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o CopyTele may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your comment. If you have any further questions or comments, please feel free to contact me at (631) 549-5900.

Very truly yours,
COPYTELE, INC.
By: Henry P. Herms
    --------------
    Henry P. Herms
Vice President - Finance
And Chief Financial Officer